                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          EDUTREK INTERNATIONAL, INC.
                   -----------------------------------------
                               (Name of Issuer)




                              Class A Common Stock
                   -----------------------------------------
                        (Title of Class of Securities)




                                  28164K 10 8
                   -----------------------------------------
                                (CUSIP Number)






The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                      (Continued on the following page(s))


                               Page 1 of 8 Pages
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CUSIP NO.  28164K 10 8                  13G                    PAGE 2 OF 8 PAGES



  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          R. Steven Bostic

          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER

                               3,468,850
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY
    EACH                       2,866,150
  REPORTING
 PERSON WITH            --------------------------------------------------------

                       (7)     SOLE DISPOSITIVE POWER

                               3,468,850

                       --------------------------------------------------------

                       (8)     SHARED DISPOSITIVE POWER

                                   2,866,150

                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               6,335,000

          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               59.6%

          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*

               IN

          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





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CUSIP NO.  28164K 10 8                  13G                    PAGE 3 OF 8 PAGES



  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Alice J. Bostic

          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES

          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER

  NUMBER OF                    -0-
   SHARES
 BENEFICIALLY          --------------------------------------------------------
   OWNED BY
    EACH               (6)     SHARED VOTING POWER
  REPORTING
 PERSON WITH                   2,866,150

                       --------------------------------------------------------

                       (7)     SOLE DISPOSITIVE POWER

                               -0-

                       --------------------------------------------------------

                       (8)     SHARED DISPOSITIVE POWER

                                   2,866,150

                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,866,150

          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          27.0%

          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*

          IN

          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





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Item 1(a).        Name of Issuer.

                  EduTrek International, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices

                  3340 Peachtree Road, Suite 2000, Atlanta, Georgia 30326

Item 2(a).        Name of Person Filing.

                  This statement is filed by:
                           R. Steven Bostic
                           Alice J. Bostic
                  (collectively, the "Reporting Persons")

Item 2(b).        Address of Principal Business Office of, in none, Residence.

                  3340 Peachtree Road, Suite 2000, Atlanta, Georgia 30326

Item 2(c).        Citizenship

                  Both Mr. and Mrs. Bostic are citizens of the United States.

Item 2(d).        Title of Class of Securities.

                  Class A Common Stock, without par value.

Item 2(e).        CUSIP Number

                  28164K 10 8

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a :

                  Not applicable.

Item 4(a).        Amount Beneficially Owned as of December 31, 1997.

                  A.  R. Steven Bostic:  6,335,000 shares


   The amount of shares beneficially owned by R. Steven Bostic includes 42,000 shares of Class A Common Stock owned by The Bostic Family Foundation over which Mr. Bostic exercises voting and investment power, 2,824,150 shares of Class B Common Stock owned by Mr. Bostic, 2,866,150 shares of Class B Common Stock owned by his wife, Alice J. Bostic, and 602,700 shares of Class B Common Stock owned by The Bostic Family Limited Partnership, over which Mr. Bostic exercises voting and investment power as general partner. The shares


                               Page 4 of 8 Pages
of Class B Common Stock are immediately convertible into shares of Class A Common Stock on a one-for-one basis.


                  B.  Alice J. Bostic:      2,866,150 shares

         The amount of shares beneficially owned by Alice J. Bostic represent shares of Class B Common Stock owned by Mrs. Bostic.


Item 4(b).        Percent of Class.

                  A.       R. Steven Bostic: 59.6%, assuming conversion of all
                                             Class B shares into Class A shares
                  B.       Alice J. Bostic:  27.0%, assuming conversion of all
                                             Class B shares into Class A shares

         The percentages are based upon the aggregate number of shares of Class A and Class B Common Stock issued and outstanding as of December 31, 1997.

Item 4(c).        Number of Shares as to Which Such Person has:

                  A.       R. Steven Bostic:

                           (i)   sole power to vote or to direct the vote:
                           3,468,850
                           (ii)  shared power to vote or to direct the vote:
                           2,866,150
                           (iii) sole power to dispose or to direct the disposition of: 3,468,850
                           (iv) shared power to dispose or to direct the disposition of: 2,866,150

                  B.       Alice J. Bostic:

                           (i)   sole power to vote or to direct the vote: -0-
                           (ii)  shared power to vote or to direct the vote:
                           2,866,150
                           (iii) sole power to dispose or to direct the disposition of: -0-
                           (iv) shared power to dispose or to direct the disposition of: 2,866,150

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

                               Page 5 of 8 Pages

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         Not applicable.


                               Page 6 of 8 Pages

                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




February 12, 1998                            /s/ R. Steven Bostic
                                             ------------------------------
                                             R. Steven Bostic


                                             /s/ Alice J. Bostic
                                             ------------------------------
                                             Alice J. Bostic



                               Page 7 of 8 Pages

                                   EXHIBIT 1

                          JOINT ACQUISITION STATEMENT
                           PURSUANT TO RULE 13D-1(F)(1)


         The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


February 12, 1998
                                             /s/ R. Steven Bostic
                                             ------------------------------
                                             R. Steven Bostic

                                             /s/ Alice J. Bostic
                                             ------------------------------
                                             Alice J. Bostic




                                Page 8 of 8 Pages